Exhibit 16.1

Tel: 713-960-1706	2929 Allen Parkway, 20th Floor
Fax: 713-960-9549	Houston, Texas 77019-7100
www.bdo.com

March 1, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 27, 2018, to be filed by our former client, Geospace Technologies Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.